September 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Anna Abramson

Re:	Consensus Cloud Solutions, Inc.

Registration Statement on Form 10-12B

File No. 001-40750 (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder, Consensus Cloud Solutions, Inc., a Delaware corporation, hereby respectfully requests that acceleration of the effectiveness of the above-referenced Registration Statement be granted, so as to permit it to become effective at 4:30 p.m., New York City time, on September 23, 2021, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Stewart L. McDowell at Gibson, Dunn & Crutcher LLP, our external counsel, at (415) 393-8322.

Very truly yours,

Consensus Cloud Solutions, Inc.

By:	/s/ Vithya Aubee
Name:	Vithya Aubee
Title:	Vice President and Secretary